FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  January 2007

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

January 23, 2007

Minco Silver announces it has completed the Phase III drilling program by drilling a further 7509m in 30 holes on the Fuwan Silver property.  The Phase III drilling program consisted primarily of infill drilling on the western side of the centre of the deposit from section 35 from the West, to section 12 to the East, to increase the drill grid to 80m by 80m. Thus far a total of 16,009m have been drilled in 65 holes (Phase I, II and III) by Minco Silver, in addition to the holes previously drilled by the former Chinese owners.

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated January 23, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:   January 23, 2007

Ken Z. Cai

President, CEO & Director

Exhibit 2.1

TSX: MSV
For Immediate Release	January 23, 2007

NEWS RELEASE

MINCO SILVER COMPLETES PHASE III DRILLING AND INITIATES

SCOPING STUDY ON ITS FUWAN SILVER PROJECT

Minco Silver Corporation (the “Company” or “Minco Silver”) (TSX: MSV) is pleased to announce that it  has completed the Phase III drilling program by drilling a further 7509m in 30 holes on the Fuwan Silver property.  The Phase III drilling program consisted primarily of infill drilling on the western side of the centre of the deposit from section 35 from the West, to section 12 to the East, to increase the drill grid to 80m by 80m. Thus far a total of 16,009m have been drilled in 65 holes (Phase I, II and III) by the Company, in addition to the holes previously drilled by the former Chinese owners. The results of Phase I and II have been previously published and are available via SEDAR at www.sedar.com or on the Company’s website www.mincosilver.ca.  Assay results from the Phase III drilling program will be announced as soon they are available.

The Company also wishes to announce that a scoping study on the Fuwan Silver project has been initiated. An updated resource estimate including the assay results from the Phase I and II drilling program will be available before the end of the first quarter of 2007. The Company has commenced with the preliminary geotechnical studies, hydrology testing, and environmental assessment of the project.

The Company is working aggressively to bring the project to production at an early date and plans to commence a feasibility study and apply for a mining license in the second half of 2007.

About Minco Silver

Minco Silver Corporation is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining & Metals Corporation (TSX:MMM/AMEX:MMK) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver and its properties, please visit the website at www.mincosilver.ca or contact Mark Orsmond at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.